                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2002

                           Commission File No. 2-39621



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   UNITED-LAFAYETTE 401(k) PROFIT SHARING PLAN


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         United Fire & Casualty Company
                              118 Second Avenue SE
                             Cedar Rapids, IA 52407

The United-Lafayette 401(k) Profit Sharing Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of net assets available for the benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended
December 31, 2002, have been prepared in accordance with the financial reporting requirements of ERISA.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED-LAFAYETTE 401(k) PROFIT SHARING PLAN

By: The United-Lafayette 401(k) Profit Sharing Plan Retirement Committee



July 14, 2003                           /s/ John A. Rife
                                        --------------------------
                                        John A. Rife
                                        Chief Executive Officer

UNITED-LAFAYETTE 401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                                PAGE
REPORT OF INDEPENDENT AUDITORS                                                                     1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits,
    December 31, 2002 and 2001                                                                     2

  Statement of Changes in Net Assets Available for Benefits,
    for the Year Ended December 31, 2002                                                           3

  Notes to Financial Statements                                                                    4

SUPPLEMENTAL SCHEDULE:

  Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)               9

EXHIBITS                                                                                          10

                         REPORT OF INDEPENDENT AUDITORS


The Trustees and Participants of
United-Lafayette 401(k) Profit Sharing Plan


We have audited the accompanying statement of net assets available for benefits of United-Lafayette 401(k) Profit Sharing Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of United-Lafayette 401(k) Profit Sharing Plan as of and for the year ended December 31, 2001, were audited by other auditors whose report, dated October 9, 2002, expressed a limited scope opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            /s/ Ernst & Young LLP


July 14, 2003
Chicago, Illinois

UNITED-LAFAYETTE 401(k) PROFIT SHARING PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

                                                                                     2002                2001
                                                                                --------------       ------------
ASSETS

Investments:
  Participant-directed investments, at fair value                                  $14,313,789        $14,163,221
  Participant-directed investments, at contract value                                        -            201,369
  Participant loans                                                                    123,998             94,075
                                                                                --------------        -----------
         Total investments                                                          14,437,787         14,458,665

Non-interest bearing cash                                                               68,895            121,984
                                                                                --------------        -----------

         Total assets                                                               14,506,682         14,580,649




LIABILITIES                                                                                162             14,088
                                                                                --------------        -----------


NET ASSETS AVAILABLE FOR BENEFITS                                                  $14,506,520        $14,566,561
                                                                                ==============        ===========


See accompanying notes to financial statements

UNITED-LAFAYETTE 401(k) PROFIT SHARING PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

ADDITIONS:

Interest and dividends                                            $     305,707

Contributions:
  Participant                                                         2,136,902
  Rollover                                                              243,084
                                                                  -------------
         Total contributions                                          2,379,986
                                                                  -------------

         Total additions                                              2,685,693



DEDUCTIONS:

Withdrawals                                                           1,151,341
Net depreciation on fair value of investments                         1,593,518
Administrative expenses                                                     875
                                                                  -------------
         Total deductions                                             2,745,734
                                                                  -------------


NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS                       (60,041)

NET ASSETS AVAILABLE FOR BENEFITS
  AT BEGINNING OF YEAR                                               14,566,561
                                                                  -------------

NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                                                  $  14,506,520
                                                                  =============


See accompanying notes to financial statements

UNITED-LAFAYETTE 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS,
DECEMBER 31, 2002
--------------------------------------------------------------------------------

1.     DESCRIPTION OF PLAN

       The following description of the United-Lafayette 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       General - The Plan is a defined contribution plan covering all employees of United Fire & Casualty Company and its following subsidiaries: United Life Insurance Company; Lafayette Insurance Company; Insurance Brokers and Managers, Inc.; United Fire Group Foundation; Addison Insurance Company; Texas General Indemnity Company, American Indemnity Company, United Fire & Indemnity Company, United Fire Lloyds, and American Indemnity Financial Corporation (collectively the "Companies"), who have at least one hour of service and have attained age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       Contributions - Each year, participants may elect to contribute up to an annual dollar limitation, of their eligible compensation to the Plan through salary reduction. The Plan provides for payments by the participating employers to the Plan in such amounts as the Board of Directors of each of the Companies shall direct. No payments by participating employers have been made since the inception of the Plan.

       Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and allocations of (a) the Companies' discretionary contributions and (b) Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       Participants direct the investment of employer and participant contributions into various investment options offered by the Plan. Participants may change their investment options daily. The Plan currently offers fifteen mutual funds, a common collective trust, United Fire & Casualty Company common stock and a self-directed account in which participants have access to a money market account, nine mutual funds and common stocks offered by The Charles Schwab Trust Company. United Fire & Casualty Company common stock can be purchased twice a month with new contributions or by transferring a portion of existing Plan balances.

       Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings (losses) thereon. Vesting in the remainder of his/her account is based on years of continuous service with full vesting after two years. A participant with less than two years of credited service is 0% vested except in the event of the participant's death or disability while employed by the Companies, at which time the participant becomes 100% vested. After two years of credited service, participants are 100% vested.

       Forfeitures - Upon termination, the nonvested portion of a participant's account balance is forfeited. Forfeitures are to be used to first reduce the Plan's ordinary and necessary administrative expenses for the Plan year and then reduce the employer contributions for the Plan year. There were no forfeited invested balances included in the Plan's net assets available for benefits at December 31, 2002 and 2001.

       Participant Loans - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years, except for the purpose of acquiring the person's personal residence for which the term is commensurate with local prevailing terms, as determined by the Companies. The loans are secured by the balance in the participant's account and bear interest at a rate determined at the time of each loan by the Plan administrator. Principal and interest is paid ratably through semi-monthly payroll deductions.

       Payment of Benefits - Upon termination of service, a participant may elect to receive either a direct rollover or a lump-sum amount equal to the value of their vested accounts; installment payments over a fixed period of time not to exceed the participant's life expectancy or the joint life expectancy of the participant and the participant's designated beneficiary; or payments from a joint and survivor annuity purchased by the Plan. Prior to separation from service, participants may elect a hardship distribution in accordance with Plan policy.

       Administrative Expenses - The Plan's administrative expenses are paid by either the Plan or the Companies, as provided by the Plan document. The Companies paid principally all administrative expenses for 2002.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

     Valuation of Participant-Directed Investments at Fair Value and Participant Loans - Investments in mutual and pooled funds are stated at fair value based upon quoted market prices reported on recognized securities exchanges on the last business day of the year, which represents the net asset values of shares held by the Plan at year-end. The fair value of the participation units owned in the common trust fund is based on quoted redemption values on the last business day of the plan year. Purchases and sales of securities are recorded on a trade-date basis. Investments in money market funds and participant loans are stated at cost, which approximates fair value. Interest income is recorded on the accrual basis of accounting.

     Valuation of Participant-Directed Investments at Contract Value - The Plan's investment in a pooled separate account with Hartford Life Insurance Company ("Hartford") consisted of stable value pooled investment contract funds. The account was fully benefit responsive and was valued at contract value. The account had been established for the purpose of maintaining contributions and allocating investments. The account's interest was the sum of all contributions, investment gains and interest, less any withdrawals, fees and investment losses. The accumulation unit value was determined by dividing the value of investments less administrative expenses by the total number of accumulation units. The average annual yield for these investments was 5.88% during 2001.

     In June 2001, the Plan notified Hartford of its intent to discontinue the contract. The discontinuance became effective 15 days after notification. On and after the discontinuance date, no further contributions were made to the fund or further withdrawals made from the fund. In June 2002, Hartford processed a withdrawal of discontinuance and distributed such amounts in accordance with the terms of the contract.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein during the reporting period. Actual results could differ from those estimates.

     The Plan offers various investment instruments to its participants. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, is it reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

     Withdrawals - Participant withdrawals are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $108 and $45,116 at December 31, 2002 and 2001, respectively.

3.   INVESTMENTS

     The Charles Schwab Trust Company is trustee of the Plan and custodian of the Plan's assets. Hartford Life Insurance Company served as custodian of the Plan's assets that were held in the pooled separate account.

     The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001 are as follows:

     Identity of Issuer                Description of Investment                    Shares                     2002         2001
     -------------------------------------------------------------------------------------------------------------------------------
     Charles Schwab & Co., Inc.*       Schwab S&P 500 Investment Shares 55,475 shares at December 31,
                                                                        2002;                               $ 751,126    $ 948,128
                                                                        53,627 shares at December 31,
                                                                        2001

     First Eagle Fund of America Inc.  First Eagle Fund of America      37,813 shares at December 31,
                                                                        2002;                                 757,007      740,705
                                                                        34,324 shares at December 31,
                                                                        2001

     Gartmore Morley Financial                                          202,026 shares at December 31,
        Services, Inc.                 Morley Stable Value Fund         2002;                               3,377,142    2,477,465
                                                                        156,007 shares at December 31,
                                                                        2001

                                                                        41,765 shares at December 31,
     Selected Funds                    Selected American Shares         2002;                               1,065,429    1,203,073
                                                                        38,821 shares at December 31,
                                                                        2001

                                       Strong Government Securities     281,156 shares at December 31,
     Strong Investments Inc.           Fund                             2002;                               3,132,078    2,903,897
                                                                        269,129 shares at December 31,
                                                                        2001

                                                                        37,932 shares at December 31,
     Weitz Securities, Inc.            Weitz Value Portfolio            2002;                               1,059,056    1,195,377
                                                                        34,861 shares at December 31,
                                                                        2001

                                                                        40,211 shares at December 31,
     Artisan Funds                     Artisan International Fund       2001                                        -      738,281

     Van Kampen Funds, Inc.            Van Kampen Emerging Growth       18,269 shares at December 31,
                                           Fund Class A                 2001                                        -      773,142

     One Group Dealer Services, Inc.   One Group Mid Cap Growth         40,304 shares at December 31,
                                           Fund Class A                 2001                                        -      848,390

                                                                        30,862 shares at December 31,
     The Janus Funds                   Janus Olympus Fund               2001                                        -      859,499

     *Indicates a party-in-interest to the Plan.

     During 2002, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value, as follows:

                                                                                                            Net Unrealized
           Identity of Issuer, Borrower                                                                       Appreciation
           Lessor or Similar Party              Description of Investment                     Fair Value     (Depreciation)
          ------------------------------------------------------------------------------------------------------------------
           Artisan Funds                        Artisan International Fund                   $   652,848       $  (177,752)

           Century Shares Trust Co.             Century Shares Trust                             176,028           (45,586)

           Cohen & Steers Capital Mgmt.         Cohen & Steers Realty                             97,309            (2,392)

           Columbia Funds                       Columbia High Yield Fund CL Z                     65,576            (1,410)

           Dodge & Cox Fund                     Dodge & Cox Balanced Fund                        338,496           (27,233)

           First Eagle of America, Inc.         First Eagle Fund of America                      757,007           (18,050)

           Gabelli Asset Management, Inc.       Gabelli Westwood Balanced                        169,596           (19,559)

           Gartmore Morley Financial Services   Morley Stable Value Fund                       3,377,142           205,368

           ING Fund Distributor, Inc.           ING Int'l Small Cap Growth                       601,901          (183,050)

           The Janus Funds                      Janus Olympus Fund                               606,059          (283,022)

           One Group Dealers Services, Inc.     One Group Mid Cap Growth Fund                    714,976          (127,576)

           Selected Funds                       Selected American Shares                       1,065,429          (213,788)

           Strong Investments                   Strong Government Securities Fund              3,132,078            94,573

           Van Kampen Funds, Inc.               Van Kampen Emerging Growth Fund                  551,876          (335,115)

           Weitz Securities, Inc.               Weitz Value Portfolio                          1,059,056          (219,152)

           Charles Schwab & Co., Inc.*          Schwab S & P 500 Investment Shares               751,126          (224,867)

           Charles Schwab & Co., Inc.*          Schwab Retirement Money Fund                         450                 -

           United Fire & Casualty Company*      United Fire & Casualty Company                    63,722            (2,541)

           Charles Schwab & Co., Inc.*          Schwab - Personal Choice Accounts                133,114           (12,366)
                                                                                    ----------------------------------------

           Total participant-directed investments at fair value                              $14,313,789       $(1,593,518)
                                                                                    ========================================

           *Indicates a party-in-interest to the Plan.

4.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete of partial discontinuance of contributions, the accounts of each affected participant become fully vested.

5.   TRUSTEE CERTIFICATION

     The following is a summary of the 2001 unaudited information regarding the Plan, as included in the Plan's 2001 financial statements and supplemental schedules, that was prepared by or derived from information prepared by The Charles Schwab Trust Company, trustee of the Plan, and Hartford Life Insurance Company, custodian of the pooled separate account, furnished to the Plan Administrator. The Plan Administrator has obtained certifications from the trustee and custodian that the information is complete and accurate:

                                                                                                2001
                                                                                                ----
      Statements of net assets available for benefits:
       Investments at contract value                                                        $   201,369
       Investments at fair value (including cash and cash equivalents)                       14,285,205

     The above figures include all 2001 investments that exceeded 5 percent or more of the Plan's net assets (as displayed in Note 3).

6.   FEDERAL INCOME TAX STATUS

     The Plan obtained its latest determination letter dated March 2, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving that letter; however, the Company believes the Plan as designed is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income tax has been included in the Plan's financial statements.

7.   SUBSEQUENT EVENTS

     Effective January 1, 2003, the Plan was amended to comply with rules and regulations contained in the Economic Growth and Tax Relief Reconciliation Act of 2001. The provisions of the amendment increased eligible annual compensation in accordance with Internal Revenue Service regulations, modified restrictions pertaining to employee loans, rollovers, distributions and benefit requirements, and incorporated and defined additional terms to the Plan.

UNITED-LAFAYETTE 401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF
YEAR)
DECEMBER 31, 2002

Identity of Issuer, Borrower                                                                                    Current
Lessor or Similar Party               Description of Investment                                 Shares            Value
-----------------------------------------------------------------------------------------------------------------------
Mutual Funds
------------
Artisan Funds                         Artisan International Fund                                44,141       $  652,848

Century Shares Trust Co.              Century Shares Trust                                       5,881          176,028

Cohen & Steers Capital Mgmt.          Cohen & Steers Realty                                      2,245           97,309

Columbia Funds                        Columbia High Yield Fund CL Z                              7,835           65,576

Dodge & Cox Fund                      Dodge & Cox Balanced Fund                                  5,572          338,496

First Eagle of America, Inc.          First Eagle Fund of America                               37,813          757,007

Gabelli Asset Management, Inc.        Gabelli Westwood Balanced                                 16,977          169,596

ING Fund Distributor, Inc.            ING Int'l Small Cap Growth                                30,140          601,901

The Janus Funds                       Janus Olympus Fund                                        30,303          606,059

One Group Dealers Services, Inc.      One Group Mid Cap Growth Fund                             42,558          714,976

Selected Funds                        Selected American Shares                                  41,765        1,065,429

Strong Investments                    Strong Government Securities Fund                        281,156        3,132,078

Van Kampen Funds, Inc.                Van Kampen Emerging Growth Fund                           19,529          551,876

Weitz Securities, Inc.                Weitz Value Portfolio                                     37,932        1,059,056

Charles Schwab & Co., Inc.*           Schwab S & P 500 Investment Shares                        55,475          751,126

Charles Schwab & Co., Inc.*           Schwab Retirement Money Fund                                 450              450

Common Collective Trust
-----------------------
Gartmore Morley Financial Services    Morley Stable Value Fund                                 202,026        3,377,142

Common Stock
------------
United Fire & Casualty Company*       United Fire & Casualty Company                             1,905           63,722

Personal Choice Retirement Accounts
-----------------------------------
Charles Schwab & Co., Inc.*           Schwab - Personal Choice Accounts                                         133,114
                                                                                                           ------------

Total participant-directed investments at fair value                                                         14,313,789

Participant loans (maturing 2003 through 2017 at interest rates ranging from 7% - 14%)                          123,998
                                                                                                           ------------

Total assets held for investment purposes                                                                  $ 14,437,787
                                                                                                           ============

*Indicates a party-in-interest to the Plan.

Index to Exhibits



Exhibit
Number                           Description
---------  --------------------------------------------------------------------
   23      Consent of Ernst & Young LLP, Independent Auditors

   99.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

   99.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002